LETTERHEAD OF PRETORIA RESOURCES TWO, INC.

October 27, 2011

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Accountant
450 F Street
Washington, D.C. 20549

Re:	Pretoria Resources Two, Inc. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-52901

Ladies and Gentlemen:

Please be advised that the Registrant has submitted by email to the Office of the Chief Accountant a formal request for a waiver from the audit requirement for cumulative data presented in the financial statements included in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010 and auditor association with such cumulative data.

Please do not hesitate to contact the undersigned at 704-408-7575 or the Registrant’s counsel, William P. Ruffa, Jr. at 212-355-0606.

Very truly yours,

/s/ Allison Carroll
Allison Carroll,
Chief Executive Officer